UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission file number: 001-34958

DUNXIN FINANCIAL HOLDINGS LIMITED

23rd Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒       Form 40-F ☐

Land Use Right Transfer Agreement

As previously disclosed by Dunxin Financial Holdings Limited (the “Company”), on November 13, 2023, the Company and its subsidiary Sixiang International Co., Ltd. entered into certain land use right transfer agreement (the “Agreement”) with Ruoyao Wang (“Seller”), to acquire from the Seller the land use right of a parcel of land located in Xinzhou District, Wuhan City, China, with a transaction value of RMB 45,982,800 (approximately USD 6,315,971.63) according to a land use right appraisal report. Pursuant to the Agreement, the Company agreed to issue a total of 18,007,046 restricted Class A ordinary shares, $0.00005 par value each, to Seller in exchange of the land use right.

On December 7, 2023, the transaction contemplated by the Agreement consummated when all of the closing conditions of the Agreement were satisfied.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunxin Financial Holdings Limited

Date: December 8, 2023	By:	/s/ Ai (Kosten) Mei
	Name:	Ai (Kosten) Mei
	Title:	Chief Executive Officer

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